October 30, 2009

Mail Stop 3010

Ms. Lisa A. Payne
Chief Financial Officer
Taubman Centers, Inc.
200 East Long Lake Road, Suite 300
Bloomfield Hills, MI 48304-2324

> RE: **Taubman Centers, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 24, 2009**
> **Proxy Statement Filed April 14, 2009**
> **File No. 1-11530**

Dear Ms. Payne:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

> Sincerely,
>
>
> Kristi Marrone
> Staff Accountant